Exhibit 99.1

NEWS RELEASE

Not for Distribution to U.S. Newswire Services
or for Dissemination in the United States

SilverCrest Closes $34.5 Million Prospectus Offering, Over-Allotment Option Exercised in Full

TSX-V: SVL	For Immediate Release

Vancouver, BC, Canada – October 30, 2012 – SilverCrest Mines Inc. (the “Company”) (TSX-V: SVL; NYSE Mkt: SVLC) is pleased to announce the completion of its prospectus offering announced on October 5, 2012 for gross proceeds of CAD$30 million, together with exercise of the over-allotment option in full for an additional $4.5 million, resulting in total gross proceeds of $34.5 million.

The Company plans to use the net proceeds of the offering to pay out and eliminate the remainder of the Company’s gold hedge commitments and for general corporate purposes.

The Company issued a total of 13,529,750 common shares at a price of $2.55 per share.  The offering was co-led by Dundee Securities Ltd. and Canaccord Genuity Corp. and included ROTH Capital Partners, LLC (together, the “Underwriters”).  The Underwriters received a cash commission at closing equal to 5.5% of the gross proceeds of the offering.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States absent an exemption from registration.

SilverCrest Mines Inc. (TSX VENTURE:SVL)(NYSE MKT:SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company's anticipated use of proceeds of the offering, anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company's ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company's status as a foreign private issuer in the United States; risks related to all of the Company's properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.